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                                 January 1, 2002

Mr. Robert L. Stevens
89 Summit Grove Avenue
Bryn Mawr, PA  19010

     Re: Consulting Agreement

Dear Bob:

     I am writing this letter in my capacity as President of The Bryn Mawr Trust Company ("BMT") to confirm our understanding and agreement that you will be a consultant and advisor to BMT, Bryn Mawr Bank Corporation ("BMBC") and their subsidiaries. You have served BMT and BMBC for many years as an officer and director, most recently as their Chief Executive Officer, and during those years of service you have acquired expertise in the financial services industry and developed substantial knowledge of the business of BMT and BMBC and their operations, strategies, and customer base. Both BMT and BMBC desire to have ready access to your knowledge and expertise and to have the benefit of your agreement not to compete with BMT or BMBC and their subsidiaries. In connection with your consulting relationship and for good and valuable consideration, the receipt of which is hereby acknowledged and intending to be legally bound, you agree to render the consulting services for the term of this agreement (the "Agreement") in accordance with the following terms and conditions:

     1. Retention and Term. BMT hereby agrees to retain you and you hereby agree
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to be retained by BMT to act as an independent contractor and consultant for
BMT, BMBC and their subsidiaries for a term commencing effective January 1, 2002 and ending on your 70th birthday, i.e. August 4, 2007, or such earlier date as this Agreement may be terminated pursuant to paragraph 7 below (the "Term").

     2. Mr. Stevens Responsibilities. During the Term you agree to make yourself
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available at the executive offices of BMT to advise and consult with, assist,
BMT, BMBC and their subsidiaries with respect to matters specified by the Chief Executive Officer or Board of Directors of BMT or BMBC (collectively, the "Board"). You shall perform such services at such times as are reasonably requested by the Chief Executive Officer or the Board; are reasonably acceptable to you, and are consistent your duties and obligations in the course of your then occupation or employment or other business activities, if any.

Mr. Robert L. Stevens
January 1, 2002
Page 2

     3. Compensation. As compensation for the services to be rendered by you
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under this Agreement during the Term, your compensation will be at the rate of
$100,000.00 per year for the period January 1, 2002 through August 31, 2005 and at the rate of $75,000.00 per year during the period of September 1, 2005 through August 4, 2007. Your compensation will be payable in quarterly installments at the end of each calendar quarter. For any year in which your compensation rate changes or for any partial year of the Term of this Agreement, your compensation shall be prorated monthly, based on the applicable yearly compensation rate.

     4. No Director's Compensation. During the term of this Agreement, and while
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you remain a director of BMBC or BMT, you will not be paid any director's compensation (including director's fees and stock options) for service as a director of BMBC or BMT.

     5. Expenses. You will be reimbursed for reasonable expenses incurred by you
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related to your responsibilities under this Agreement, including mileage at the approved Internal Revenue Service rate, provided that such expenses are incurred and accounted for in accordance with the policies and procedures established by BMT at the time the expenses are incurred.

     6. Support Services. You will be provided, at BMT's expense, with
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appropriate secretarial and other support as and when needed.

     7. Termination. This Agreement may be terminated without any breach of this
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Agreement under the following circumstances:

          (a) Death. This Agreement will terminate upon your death.
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          (b) Disability. BMT may terminate this Agreement because of your
              -----------
incapacity due to physical or mental illness causing your inability to perform your duties hereunder for the entire period of ninety (90) consecutive days and within thirty (30) days after your receipt of a Notice of Termination (which may be sent to you before or after the end of such ninety (90) day period), you shall not be able to perform your duties hereunder.

          (c) Cause. BMT may terminate your employment hereunder for cause. For
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purposes of this Agreement, BMT shall have cause to terminate this Agreement upon: (i) the willful and continued failure by you to substantially perform your duties hereunder (other than any such failure resulting from your incapacity due to physical or mental illness as provided in subsection 6(b) above,) after a written demand for your substantial performance is delivered to you by BMT which demand specifically identifies the manner in which BMT believes you have not substantially performed your duties and your failure to provide the performance demanded within thirty (30) days after receipt of such written demand; (ii) a willful engaging by you in misconduct which is materially injurious to BMT or BMBC, monetary or otherwise; (iii) your plea of nolo contendere with respect to, or conviction of, a crime involving moral turpitude, dishonesty or a felony; or,
(iv) a request from any governmental agencies that regulate BMT or BMBC that this Agreement be terminated.

Mr. Robert L. Stevens
January 1, 2002
Page 3

          (d) Voluntary Termination by Stevens. You may terminate this Agreement
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at any time upon not less than thirty (30) days prior written notice to BMT.

     8. Compensation in the Event of Death; During Disability; for Cause; or
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Upon Other Termination.
-----------------------

          (a) If this Agreement is terminated because of your death, disability or for cause, BMT shall pay you your compensation prorated to the end of the month in which your death, disability or termination for cause occurs and shall have no further obligations to you under this Agreement.

          (b) If this Agreement is terminated by you, BMT shall pay you your compensation prorated to the effective date of your voluntary termination of this Agreement and shall have no further obligations to you under this Agreement.

     9. Confidential Information.
        -------------------------

          (a) You hereby agree not to disclose, during the term of this Agreement, or at any time thereafter, to any person who does not have a right to obtain such information, whether or not employed by BMT, BMBC or a subsidiary thereof, or engaged to render services to BMT, BMBC or any subsidiary thereof, any confidential information obtained by you during the Term of this Agreement or when you were previously employed by BMT, BMBC or any subsidiary thereof provided, however, that this provision shall not preclude you from disclosure required by law or Court order. The term "confidential information" as used in this Agreement includes, but is not limited to, records, lists, and knowledge of BMT's, BMBC's and their subsidiaries= clients, methods of operation, processes, trade secrets, methods of determination of prices, prices or fees, financial condition, profits, sales, net income, and indebtedness, as the same may exist from time to time.

          (b) You hereby agree that, upon termination of this Agreement for any reason, you will not take with you, without obtaining the prior written consent of an officer authorized to give such consent by the Board of Directors of BMT or BMBC, BMT's, BMBC's or their subsidaires= documents or copies thereof which are of confidential nature.

     10. Non-Competition.
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          (a) Nonsolicitation of Employees. During the Term of this Agreement
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and for a time period of two (2) years after the date of termination of this
Agreement, for any reason whatsoever, whether voluntary or involuntary, you shall not, either on your own account or for any person, firm, partnership, corporation, or other entity (a) solicit, interfere with, offer employment to, or endeavor to cause any employee of BMT, BMBC or their subsidiaries to leave his or her employment, or (b) induce or attempt to induce any such employee to breach his or her employment agreement, nondisclosure and nonsolicitation agreement or other agreement with BMT, BMBC or their subsidiaries.

Mr. Robert L. Stevens
January 1, 2002
Page 4

          (b) Nonsolicitation of Clients. During the Term of this Agreement and
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for a time period of two (2) years after the date of termination of this
Agreement, for any reason whatesoever, whether voluntary or involuntary, you shall not solicit, induce, or attempt to induce any person, who has been a client of BMT, BMBC or their subsidiaries within the preceding thirty-six (36) months or is a client of BMT, BMBC, or their subsidiaries (a) to cease doing business in whole or in part with or through BMT, BMBC or their subsidiaries or
(b) to do business with any other person, firm, partnership, corporation, or other entity which performs services similar to or competitive with those provided by BMT, BMBC or their subsidiaries, or agree to accept as a client or do any business directly or indirectly with a client of BMT, BMBC or their subsidiaries or any person or entity who has been their client within the preceding thirty-six (36) months.

          (c) Noncompetition. During the Term of this Agreement and for a time
              ---------------
period of two (2) years after the date of termination of this Agreement, for any reason whatsoever, whether voluntary or involuntary, you will not directly or indirectly, own, manage, operate, control or participate in the ownership, management, operation or control of, or be connected with as an officer, employee, partner, director, consultant, or otherwise, or have any financial interest in, or aid or assist anyone else in the conduct of any enterprise which engages in, or is about to engage in, or otherwise carries on, any business activity which is in competition with business conducted by BMT, BMBC or their subsidiaries as of the date of termination, within a one hundred (100) mile radius of Bryn Mawr, Pennsylvania. Notwithstanding the foregoing, you shall be entitled to acquire, as a passive investment, a proprietary interest not to exceed three percent (3%) of the equity of any publicly held entity.

          (d) Remedies. In addition to all of the remedies otherwise available
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to BMT or BMBC at law or in equity, including, but not limited to, recovery from you of damages and reasonable attorneys' fees incurred in the enforcement of this Agreement, BMT and BMBC shall have the right to injunctive relief to restrain and enjoin any actual or threatened breach of the provisions of Section 9 and this Section 10 of this Agreement. All of BMT's or BMBC's remedies for breach of this Agreement shall be cumulative and the pursuit of one remedy shall not be deemed to exclude any other remedies. If you violate any of the obligations under Section 10 hereof, the period applicable to the obligation so violated shall be extended for two (2) years from the date of the last violation. The parties both recognize and acknowledge that your services are special and unique, and that, by reason of this Agreement, you are obtaining access to confidential information and other material as aforesaid. Therefore, you expressly agree that any breach or threatened breach of the provisions of
Section 9 or this Section 10 hereof shall entitle BMT or BMBC, in addition to any other legal remedies available to them, to apply to court for an injunction, temporary and/or permanent, to prevent any violation of this Agreement, and you recognize, acknowledge and concede that such injunction would, in those circumstances, be necessary to protect BMT's and BMBC's interests.

Mr. Robert L. Stevens
January 1, 2002
Page 5

          (e) Reasonableness of Restrictions. You have carefully read and
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considered the provisions of this Agreement and have had an opportunity to discuss this Agreement with your counsel and, having done so, agree that the restrictions set forth in Section 9 and this Section 10 (including, but not limited to, the time periods of restriction in each of such Sections) and the remedies in subsection 10(d) hereof are fair and reasonable and are reasonably required for the protection of the interests of Corporation, the Bank and their subsidiaries.

          (f) Separate Covenants. The parties hereto agree that Section 9 and
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this Section 10 shall be deemed to consist of a series of separate covenants.
Notwithstanding anything herein to the contrary, your obligations under Section 9 and Section10 hereof shall survive termination of this Agreement for any reason.

     11. Choice of Law and Venue. This Agreement shall be interpreted in
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accordance with the laws of the Commonwealth of Pennsylvania without giving effect to its conflict of laws principles. Venue of any action brought to enforce or relating to this Agreement shall be brought exclusively in the Court of Common Pleas of Montgomery County or the United States District Court for the Eastern District of Pennsylvania.

     12. Successors and Binding Agreement.
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          (a) BMT and BMBC will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of BMT and/or BMBC, by agreement in form and substance satisfactory to BMBC's and BMT's Boards of Directors, to expressly assume and agree honor this Agreement in the same manner and to the same extent that BMT would be required to honor it if no such succession had taken place.

          (b) This Agreement and all of your rights hereunder shall inure to the benefit of and be enforced by your personal or legal representatives, heirs, executors and administrators.

     13. Counterparts. This Agreement may be executed in one or more
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counterparts, each of which shall be deemed to be an original but all of which together will constitute one in the same Agreement.

                                            Sincerely yours,
ATTEST:                                     THE BRYN MAWR TRUST COMPANY


BY:                                         By:
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                                               Frederick C. Peters II, President

           Accepted and agreed to this         day of February, 2002.
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WITNESS:

                                                                  (Seal)
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                                            Robert L. Stevens